UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

20549
SCHEDULE 13G
Under the Securities

Exchange Act of

1934
(Amendment No. 1)*
The Cato Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class

of Securities)
149205106
(CUSIP Number)
December 31, 2022
(Date of Event

Which Requires

Filing of this Statement)
Check the appropriate box to designate

the rule pursuant to which this Schedule

is filed:
☐
Rule 13d-1(b)
☐
Rule 13d-1(c)
☒
Rule 13d-1(d)
*

The remainder of this cover page

shall be filled out for a reporting

person’s initial filing on this form

with respect to the subject class of securities,
and for any subsequent amendment

containing information which

would alter the disclosures provided

in a prior cover page.
The information required in the remainder

of this cover page shall not be deemed

to be “filed” for the purpose of Section

18 of the Securities
Exchange Act of 1934 (“Act”)

or otherwise subject to the liabilities of

that section of the Act but shall be subject

to all other provisions of the Act
(however, see the Notes).

1 NAMES OF REPORTING PERSONS
S.S. or I.R.S. Identification Nos. of

Above Persons (Entities Only)
John P.

D. Cato
2
CHECK THE APPROPRIATE

BOX IF A MEMBER OF A GROUP (SEE

INSTRUCTIONS)
(a)
☐
(b)
☐
3 SEC USE ONLY
4
CITIZENSHIP OR PLACE

OF ORGANIZATION
United States
NUMBER OF
SHARES
BENEFICIAL

LY
OWNED BY
EACH
REPORTING
PERSON
WITH
5 SOLE VOTING POWER
2,863,821 (1)(2)
6 SHARED VOTING POWER
24,654 (2)(3)
7 SOLE DISPOSITIVE POWER
2,863,821 (1)(2)
8 SHARED DISPOSITIVE POWER
24,654 (2)(3)
9
AGGREGATE AMOUNT

BENEFICIALLY OWNED BY

EACH REPORTING PERSON
2,888,475 (1)(2)(3)
10
CHECK IF THE AGGREGATE
AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11
PERCENT OF CLASS REPRESENTED

BY AMOUNT IN ROW 9
14.1% (1)(2)(3)(4)(5)
12
TYPE OF REPORTING PERSON

(SEE INSTRUCTIONS)
IN

CUSIP No. 149205106

13G

(1)
Consists of (i) 1,760,652 shares of Class

B Common Stock held of

record by John P.D. Cato, (ii)

1,049,145 shares

of Class A

Common Stock
held of record

by John P.D. Cato and

(iii) 54,024 shares

of Class A Common

Stock held

by John

P.D. Cato in

the Cato

Employee

Stock

Ownership
Plan.
(2) Each share of Class B Common stock is convertible at any time into one share of Class A Common Stock at the option of the holder, and upon the occurrence of certain other events as described in the Amended and Restated Certificate of Incorporation of the Issuer.
(3)
Consists of (i) 3,000 shares of Class

B Common Stock held of record

by the Reporting

Person’s wife, Jane

G. Cato,

(ii) 13,011 shares

of Class A
Common Stock

held of record

by Jane G.

Cato and (iii) 8,643

shares of Class

A Common Stock held

by Jane

G. Cato

in the

Cato

Employee

Stock
Ownership Plan.

The Reporting Person disclaims beneficial ownership of these shares,

and the inclusion of and reference to such shares in this
report is

subject in

all respects

to this disclaimer.
(4)
Based on the quotient obtained by

dividing (a) the aggregate

number of shares of Class

A Common Stock and Class B Common

Stock
beneficially owned by the Reporting Person as set

forth in Row 9 by (b) the sum

of (i) 18,721,781

shares of Class

A Common Stock
outstanding as of December 31, 2022, as reported

by the Issuer to the Reporting

Person, and (ii) 1,763,652

shares of Class B Common

Stock
beneficially owned by

the Reporting Person. The aggregate number of

shares of Class B Common Stock

beneficially owned by the Reporting
Person as set forth in clauses “(a)”

and “(b)” of this footnote are treated as

converted into Class

A Common Stock only for the purpose

of
computing the percentage ownership

of the Reporting Person.
(5)
Each share of Class

A Common Stock is entitled to one vote

and each share of Class B Common

Stock is entitled to ten votes. There

were
1,763,652 shares of Class B Common

Stock outstanding as of December 31, 2022, as reported

by the Issuer to the Reporting Person,

all of
which were beneficially owned by

the Reporting Person as set forth in footnote

“(4)” immediately above. The percentage

reported does not
reflect the ten for one voting power

of the Class B Common Stock because

these shares are treated as converted into Class

A Common Stock
for the purpose of this report.

The 1,763,652 shares of Class B Common Stock and 1,124,823 shares of Class A Common Stock beneficially owned by Reporting Person represent 51.6% of the aggregate combined voting power of the Company’s Class A Common Stock and Class B
Common Stock as of December 31, 2022.

Item 1(a) Name of Issuer : The Cato Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices : 8100 Denmark Road, Charlotte, NC 28275
Item 2(a) Name of
Person

Filing
: John P.D.

Cato
Item 2(b) Address of Principal Business Office or, if none, Residence :
The address for the principal business

office of John P.D. Cato is:
c/o The Cato

Corporation

.
8100 Denmark Road, Charlotte, NC 28275
Item 2(c) Citizenship
: John P.D.

Cato - United States
Item 2(d) Title of Class of Securities
: Class A Common Stock, par value

$0.033 per share
Item 2(e)

CUSIP No.
: 149205106
Item 3
If

this

statement

is

filed

pursuant

to

§§240.13d-1(b) or 240.1 3d -2(b) or (c), check whether the person filing is a
:

This statement is not filed pursuant

to §§240.13d-1(b) or 240.13d-2(b)

or (c).
Item 4 Ownership :
(a) Amount beneficially owned: 2,888,475 (1)(2)(3)
(b) Percent of class: 14.1% (1)(2)(3)(4)(5)
(c) Number of shares as to which

the person has:
(i)
Sole power to vote or direct the vote or

to direct the vote:
2, 863,821 (1)(2)
(ii)
Shared power to vote or to direct

the vote:

24,654(2)(3)
(iii)
Sole power to dispose or to direct

the disposition of:
2,863,821 (1)(2)
(iv)
Shared power to dispose of or direct

the disposition of: 24,654
(2)(3)

CUSIP No. 149205106

13G

(1)
Consists of (i) 1,760,652 shares of Class

B Common Stock held of

record by John P.D. Cato, (ii)

1,049,145 shares

of Class A

Common Stock
held of record

by John P.D. Cato and

(iii) 54,024 shares

of Class A Common

Stock held

by John

P.D. Cato in

the Cato

Employee

Stock

Ownership
Plan.
(2) Each share of Class B Common stock is convertible at any time into one share of Class A Common Stock at the option of the holder, and upon the occurrence of certain other events as described in the Amended and Restated Certificate of Incorporation of the Issuer.
(3)
Consists of (i) 3,000 shares of Class

B Common Stock held of record

by the Reporting

Person’s wife, Jane

G. Cato, (ii)

13,011 shares

of Class A
Common Stock

held of record

by Jane G.

Cato and (iii) 8,643

shares of Class

A Common Stock held

by Jane

G. Cato

in the

Cato

Employee

Stock
Ownership Plan.

The Reporting Person disclaims beneficial ownership of these shares, and the inclusion of and reference to such shares in this
report is

subject in

all respects

to this disclaimer.
(4)
Based on the quotient obtained by

dividing (a) the aggregate number

of shares of Class

A Common Stock and Class B Common

Stock
beneficially owned by the Reporting Person as set

forth in Row 9 by (b) the sum

of (i) 18,721,781

shares of Class

A Common Stock
outstanding as of December 31, 2022, as reported

by the Issuer to the Reporting

Person, and (ii) 1,763,652

shares of Class B Common

Stock
beneficially owned by

the Reporting Person. The aggregate number of

shares of Class B Common Stock

beneficially owned by the Reporting
Person as set forth in clauses “(a)”

and “(b)” of this footnote are treated as

converted into Class

A Common Stock only for the purpose

of
computing the percentage ownership

of the Reporting Person.
(5)
Each share of Class

A Common Stock is entitled to one vote

and each share of Class B Common

Stock is entitled to ten votes. There

were
1,763,652 shares of Class B Common

Stock outstanding as of December 31, 2022, as reported

by the Issuer to the Reporting Person,

all of
which were beneficially owned by

the Reporting Person as set forth in footnote

“(4)” immediately above. The percentage

reported does not
reflect the ten for one voting power

of the Class B Common Stock because

these shares are treated as converted into Class

A Common Stock
for the purpose of this report.

The 1,763,652 shares of Class B Common Stock and 1,124,823 shares of Class A Common Stock beneficially owned by Reporting Person represent 51.6% of the aggregate combined voting power of the Company’s Class A Common Stock and Class B
Common Stock as of December 31, 2022.

CUSIP No. 30303M 102

13G

Item 5 Ownership of Five Percent or Less of a Class : Not applicable.
Item 6 Ownership of More than Five Percent on Behalf of Another Person : Not applicable.
Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
Holding Company
or Control

Person : Not applicable.
Item 8 Identification and Classification of Members of the Group : Not applicable.
Item 9 Notice of Dissolution of Group : Not applicable.
Item 10 Certifications : Not applicable.

CUSIP No. 30303M 102

13G

SIGNATURE
After reasonable inquiry and to the

best of my knowledge and belief,

I certify that the information set

forth in this statement is true, complete

and
correct.
Dated: January 27, 2023
John P. D. Cato
/s/ John P. D. Cato
Name:

John P.

D. Cato